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                              October 13, 2022

       Robert McKinney
       Chief Legal Officer
       Westrock Coffee Company
       100 River Bluff Drive, Suite 100
       Little Rock, Arkansas 72202

                                                        Re: Westrock Coffee
Company
                                                            Registration
Statement on Form S-1
                                                            Filed September 20,
2022
                                                            File No. 333-267509

       Dear Robert McKinney:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed September 20, 2022

       Cover Page

   1. For each of the Shares and Warrants being registered for resale, please disclose the price that the selling
securityholders paid for such warrants and shares.
   2. Disclose the exercise price of the warrants compared to the market price of the underlying security. If the
warrants are out of the money, please disclose the likelihood that warrant holders will not
exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors,
MD&A and use of proceeds section and disclose that cash proceeds associated with the
exercises of the warrants are dependent on the stock price. As applicable, describe
the impact on your liquidity and update the discussion on the ability of your company to fund
your operations on a prospective basis with your current cash on hand.
 Robert McKinney
FirstName LastNameRobert
Westrock Coffee  Company McKinney
Comapany
October 13,NameWestrock
            2022        Coffee Company
October
Page 2 13, 2022 Page 2
FirstName LastName
3. We note the number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that a significant number of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Risk Factors, page 8

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the warrants and common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is slightly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
51

5. We note that the projected revenues for 2022 were $960.4 million, as set forth in the unaudited prospective financial information management prepared and provided to the
         Board, the company   s financial advisors and Riverview in connection
with the evaluation
         of the Business Combination. We also note that your actual revenues for the Six Months
         Ended June 30, 2022 was approximately $409.8 million. It appears that you may miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital
         Resources, and elsewhere, to provide updated information about the
company   s financial
         position and further risks to the business operations and liquidity in light of these circumstances.
6. In light of the number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the
company   s liquidity
         position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company s ability to raise additional capital.
7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that R. Brad Martin, a beneficial owner of appx. 14.3% of your outstanding shares, will be able to sell his shares for so long as the registration statement
 Robert McKinney
Westrock Coffee Company
October 13, 2022
Page 3
      of which this prospectus forms a part is available for use.
8. We note that the rights of certain investors provide those investors with the right to sell back securities to the company at a fixed price five and a half years after the closing date of the business combination. Please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the securities as described therein.
      For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
General

9. Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any questions.



                                                             Sincerely,
FirstName LastNameRobert McKinney
                                                             Division of
Corporation Finance
Comapany NameWestrock Coffee Company
                                                             Office of
Manufacturing
October 13, 2022 Page 3
cc:       Brandon Price
FirstName LastName